Exhibit 99.195

EMPLOYMENT AGREEMENT

This Employment Agreement (“Agreement”) is entered into effective as of November 7, 2012, by and between North Valley Bancorp, a California corporation (“Employer”), and Michael J. Cushman, an individual (“Employee”), to amend, restate, supersede and replace in its entirety the Employment Agreement between Employer and Employee dated January 1, 2001.

WHEREAS, Employer is a bank holding company with one subsidiary, to wit: North Valley Bank, a California banking corporation (“NVB”); and

WHEREAS, Employee is presently serving as President and Chief Executive Officer of Employer; and

WHEREAS, Employer recognizes that the contributions of Employee to the growth and success of Employer and NVB have been and will continue to be substantial and desires to assure Employer of the continued service of Employee, and Employee desires to continue in the employment of Employer;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, Employer and Employee agree as follows:

1.          Term of Employment. Employer employs Employee and Employee hereby accepts employment with Employer, upon the terms and conditions hereinafter set forth, commencing on November 7, 2012, and ending on December 31, 2013, subject to the early termination provisions of Paragraph 16 hereof. The term of this Agreement shall be automatically extended for additional one (1) year periods, unless Employee or Employer gives written notice of non-renewal not less than sixty (60) days prior to the end of the prior term.

2.          Duties and Obligations of Employee. Employee shall serve as an executive officer of Employer with the titles of President and Chief Executive Officer of Employer and NVB. Employee shall perform the customary duties of such office and such other duties as may from time-to-time be reasonably requested of him by the Boards of Directors of Employer and NVB, including, without limitation, the following:

             (a)         Participating in community affairs, which are beneficial to Employer and its banking subsidiary, North Valley Bank;

            (b)        Maintaining a cordial relationship with Employer’s Board of Directors and shareholders and with NVB’s Board of Directors;

            (c)        Maintaining a professional relationship with regulatory agencies and governmental authorities having jurisdiction over Employer and its subsidiary;

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            (d)        Providing leadership in planning and implementing the conduct of Employer’s and its subsidiary’s business and in setting the strategic objectives of Employer and its subsidiary;

            (e)        Hiring and firing of all other officers, employees and agents of Employer and NVB, subject at all times to the policies and directives set by the Respective Boards of Directors of Employer and NVB.

So long as Employee shall serve as the President and Chief Executive Officer of Employer, he shall also serve as a Director of its subsidiary bank, NVB, and on such committees of NVB as the Board of the Bank shall from time-to-time designate. In addition, so long as employee shall serve as President and Chief Executive Officer of Employer, he shall also serve as a Director of Employer and on such committees of the Employer as the Board shall from time-to-time designate. Upon termination of service as President and Chief Executive Officer of Employer for any reason, Employee agrees to immediately resign from the employer Board of Directors and NVB Board of Directors, effective as of the same date as termination of his employment.

The salary and other compensation and benefits to which Employee is entitled as an executive officer of Employer shall include his services as a Director and committee member for Employer and its subsidiary. Employee shall not be entitled to receive any fees for attending meetings as a Director or committee member. Employee shall be entitled to coverage under any director and officer liability insurance policy obtained by Employer or its subsidiary for directors and officers of Employer and its subsidiary as a group. Employee shall also be entitled to indemnification for actions taken by Employee in good faith and in a manner Employee reasonably believes to be in the best interests of Employer and its subsidiary in accordance with Employer’s Articles of Incorporation and Bylaws, the Articles of Incorporation and Bylaws of its subsidiary, the Indemnification Agreement and applicable laws and regulations.

3.          Devotion to Employer’s Business.

            (a)        Employee shall devote his full time, ability, and attention to the business of Employer and its subsidiary during the term of this Agreement and shall not during the term of this Agreement engage in any other business activities, duties, or pursuits whatsoever, or directly or indirectly render any services of a business, commercial, or professional nature to any other person or organization, whether for compensation or otherwise, without the prior approval of Employer’s Board of Directors. However, the expenditure of reasonable amounts of time, for which Employee shall not be compensated by Employer or its subsidiary, for educational, charitable, or professional activities shall not be deemed a breach of this Agreement if those activities do not materially interfere with the services required of Employee under this Agreement.

             (b)        Employee agrees to conduct himself at all times with due regard to public conventions and morals. Employee further agrees not to do or commit any act that will reasonably tend to shock or offend a reasonable person, or to prejudice Employer or its subsidiary, or the banking industry in general.

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             (c)        Employee hereby represents and agrees that the services to be performed under the terms of this Agreement are of a special, unique, unusual, extraordinary, and intellectual character that gives them a peculiar value, the loss of which cannot be reasonably or adequately compensated in damages in an action at law. Employee therefore expressly agrees that Employer, in addition to any other rights or remedies that Employer may possess, shall be entitled to injunctive and other equitable relief to prevent or remedy a breach of this Agreement by Employee.

4.          Noncompetition by Employee. Subject to Paragraph 3 hereof, and absent the prior written consent of Employer, Employee shall not, during the term of this Agreement, directly or indirectly, either as an employee, employer, consultant, agent, principal, stockholder, officer, director, or in any other individual or representative capacity, engage or participate in any competitive banking or financial services business, provided, however, that a passive portfolio investment in shares of stock of a publicly traded company, in an amount not exceeding five percent (5%) of the outstanding shares of said company, would not be prevented by this Paragraph 4.

5.          Indemnification.

            (a)        To the extent required by law, Employee shall indemnify and hold Employer and its subsidiary harmless from all liability for loss, damage, or injury to persons or property resulting from the gross-negligence or intentional misconduct of Employee.

           (b)        To the extent permitted by law, Employer shall indemnify Employee if he was or is a party or is threatened to be made a party in any action brought by a third party against Employee (whether or not Employer or Bank is joined as a party defendant) against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with said action if Employee acted in good faith and in a manner Employee reasonably believed to be in the best interests of Employer and Bank (and with respect to a criminal proceeding if Employee had no reasonable cause to believe his conduct was unlawful), provided that the alleged conduct of Employee arose out of and was within the course and scope of his employment as an executive officer of Employer and Bank.

6,           Disclosure of Information. Employee shall not, either before or after termination of this Agreement, disclose to anyone any information relating to Employer or any financial information, trade or business secrets, customer lists, computer software or other information not otherwise publicly available concerning the business or operations of Employer or Bank. Employee recognizes and acknowledges that any financial information concerning any of Employer’s or Bank’s customers, as it may exist from time-to-time, is strictly confidential and is a valuable, special and unique asset of Employer’s and Bank’s business. Employee shall not, either before or after termination of this Agreement, disclose to anyone said financial information or any part thereof, for any reason or purpose whatsoever, except as required by way of legal process, notice of which will be provided to Employer and Bank prior to disclosure. This Paragraph 6 shall survive the expiration or termination of this Agreement.

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7.          Written or Printed Material. All written or printed materials, notebooks and records used by Employee in performing duties for Employer and Bank, other than Employee’s personal notes, personal files and diaries, are and shall remain the sole property of Employer. Upon termination of employment, Employee shall promptly return all such material (including all copies) to Employer. This Paragraph 7 shall survive expiration or termination of this Agreement.

8.          Surety Bond. Employee agrees that he will furnish all information and take any other steps necessary from time-to-time to enable Employer and Bank to obtain or maintain a fidelity bond conditional on the rendering of a true account by employee of all monies, goods, or other property which may come into the custody, charge, or possession of Employee during the term of his employment. The surety company issuing the bond and the amount of the bond must be acceptable to Employer. All premiums on the bond shall be paid by Employer or Bank. If Employee cannot qualify for a surety bond at any time during the term of this Agreement, Employer shall have the option to terminate this Agreement immediately without any further obligation to Employee other than to pay accrued salary, benefits or reimbursements.

9.          Base Salary. In consideration for the services to be performed hereunder, Employee shall receive a salary at the rate of Three Hundred Sixteen Thousand Thirty-One and 00/100 Dollars ($316,031.00) per annum, payable in equal installments during the term of this Agreement on the first and fifteenth days of each month, subject to applicable adjustments for withholding taxes and prorations for any partial employment period. Such base salary shall be reviewed annually by the Board of Directors of Employer at the same time as all other executive officers are reviewed. Each annual review shall be conducted diligently and concluded as expeditiously, as practicable. Any increase in such base salary that may be approved by the Board of Directors shall be considered effective on January 1 of each succeeding calendar year, beginning January 1, 2013.

10.          Annual Incentive Compensation. As further consideration for Employee’s services under this Agreement, Employee shall be entitled to participate in the North Valley Bancorp 2012 Annual Incentive Plan (the “Annual Incentive Plan”) as amended or replaced by a successor plan approved by the Employer’s Board of Directors. The actual amount to be received by Employee each year will be determined by the Employer’s Board of Directors in accordance with the terms of the Plan. Any applicable bonus will be paid by February 28th of each year.

11.          Stock Options. If the Employer shall provide a stock option program for the purchase of shares of the Common Stock of Employer under and pursuant to the terms of the North Valley Bancorp 2008 Employee Stock Incentive Plan (the “Stock Option Plan”) to the Employee in accordance with the North Valley Bancorp Long Term Incentive Plan (the “Long Term Incentive Plan”), as amended or replaced by a successor plan approved by the Employer’s Board of Directors, the Employee will not be eligible to participate in any stock option plans reserved for outside Directors.

Any such grants, the vesting schedule of said options and other terms and conditions consistent with such Plan shall be evidenced by stock option agreements entered into between Employer and Employee. Employer hereby acknowledges and confirms the Stock Option Agreements dated November 20, 2008, July 28, 2011, and March 12, 2012, between Employer and Employee currently outstanding under the North Valley Bancorp 2008 Employee Stock Incentive Plan.

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12.          Non-Qualified Retirement Plans. The Employee shall be eligible to participate in both the Executive Salary Continuation Plan and the Executive Deferred Compensation Plan, as amended or replaced by successor plans approved by Employer’s Board of Directors.

13.          Salary Continuation During Disability. If Employee for any reason (except as expressly provided below) becomes temporarily or permanently disabled so that he is unable to perform the duties under this Agreement, Employer agrees to pay Employee the base salary otherwise payable to Employee pursuant to Paragraph 9 of this Agreement, reduced by the amounts received by Employee from state disability insurance or worker’s compensation or other similar insurance benefits through policies provided by Employer, for a period of six (6) months from the date of disability or the end of the term of this Agreement, whichever shall first occur; provided, however, that payments from Employer shall cease upon qualification of Employee for long-term disability benefits under any Employer paid insurance program. For purposes of this Paragraph 13, “disability” shall be defined as provided in Employer’s Long Term Disability Insurance Program. Notwithstanding anything herein to the contrary, Employer shall have no obligation to make payments for a self-inflicted disability resulting from the deliberate, intentional actions of Employee, such as, but not limited to, attempted suicide or chemical dependence of Employee. It is the position of the parties to this Agreement that the amounts payable under this Paragraph 13 constitute “disability pay” within the meaning of Treasury regulation section 31.3121(v)(2)-1(b)(4)(iv)(C), which is excluded from coverage under section 409A of the Internal Revenue Code (the “Code”).

14.          Other Benefits. Employee shall be entitled to those employee benefits adopted by Employer for all employees of Employer, subject to applicable qualification requirements and regulatory approval requirements, if any. This includes participation in the North Valley Bancorp Stock Ownership Plan and the North Valley Bancorp 401(k) Profit Sharing Plan. Employee shall be further entitled to the following additional benefits which shall supplement or replace, to the extent duplicative of any part or all of the general employee benefits, the benefits otherwise provided to Employee:

               (a)       Vacation. Employee shall be entitled to a total of four (4) weeks annual vacation leave to his then existing rate of full salary each year during the term of this Agreement. Employee may be absent from his employment for vacation as long as such leave is reasonable and does not jeopardize his responsibilities and duties specified in this Agreement. Employee shall take at least two (2) consecutive weeks of vacation annually.

               (b)       Group Insurance. Employer and NVB shall provide, during the term of this Agreement, group life, health (including medical, dental and hospitalization), accident and disability insurance coverage for Employee and his dependents through the insurer(s) selected by Employer and provided to all employees generally. The premium costs for such group insurance shall be shared and borne by Employer/NVB and Employee on the basis of the same percentages applicable to all other participating employees.

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               (c)       Automobile. Employer shall provide Employee with an automobile for Employee’s personal and business use during the term of this Agreement or until this Agreement is terminated as provided herein. Employee acknowledges that he is currently provided with an automobile that meets the requirements of this Paragraph. Employer agrees to procure and maintain liability, collision and comprehensive insurance coverage for any such automobile. All expenses incurred by Employee in utilizing any such automobile in the performance of his duties hereunder will be paid for or reimbursed to Employee in accordance with Employer’s expense allowance guidelines for such matters.

15.          Business Expenses. Employee shall be reimbursed for ordinary and necessary expenses incurred by Employee in connection with his employment subject to expense account guidelines established by the Board of Directors of Employer. Employee shall also be reimbursed for expenses incurred in activities associated with promoting the business of Employer that are specifically authorized from time-to-time by the Board of Directors of Employer, including expenses for entertainment, travel and similar items. Travel and other expenses for attendance at conventions and educational programs that are approved in advance by the Board of Directors of Employer shall also be reimbursed. Employer will pay for or will reimburse Employee for such expenses upon presentation by Employee from time-to-time of receipts or other appropriate evidence of such expenditures. The parties agree that any expense advanced by Employee that is not reimbursed by Employer for budget or other purposes pursuant to this Paragraph, but which constitutes an ordinary and necessary business expense, shall be subject to deduction on Employee’s personal income tax return. Whenever in this Agreement Employee is entitled to reimbursement for an expense, the reimbursement shall occur as soon as practicable after Employee has satisfied the requirements for the reimbursement as set forth herein; however, any reimbursement shall be made no later than the last day of the year following the year in which the expense for which reimbursement is sought is incurred. The expenses eligible for reimbursement during a year shall not affect the expenses eligible for reimbursement in any other year. No right to reimbursement is subject to liquidation or exchange for another benefit.

16.          Termination of Agreement.

               (a)       Automatic Termination. This Agreement shall terminate automatically without further act of the parties and immediately upon the occurrence of any one of the following events, determined in good faith by the Board of Directors of Employer, subject to either party’s right, without any obligation whatsoever, to waive an event reasonably susceptible of waiver, and the obligation of Employer to pay the amounts which would otherwise be payable to Employee under this Agreement through the date upon which the event occurs.

           (1)       The occurrence of circumstances that make it impossible or impractical for Employer or Bank to conduct or continue its business.

           (2)       The death of Employee.

           (3)       The loss by Employee of legal capacity.

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           (4)       The loss by Employer of legal capacity to contract.

           (5)       The willful, intentional and material breach of duty by Employee in the course of his employment.

           (6)       The habitual and continued neglect by Employee of his employment duties and obligations under this Agreement.

           (7)       The continuous mental or physical incapacity of Employee which precludes Employee from performing services under this Agreement.

           (8)       Employee’s willful and intentional violation of any federal banking laws, or of the Bylaws, rules, policies or resolutions of Employer or Bank, or of the rules or regulations of the California Department of Financial Institutions, the Federal Deposit Insurance Corporation, the Office of the Controller of the Currency or the Board of Governors of the Federal Reserve System, or other regulatory agency or governmental authority having jurisdiction over Employer or Bank.

           (9)       The written determination by a state or federal banking agency or governmental authority having jurisdiction over Employer or Bank that Employee is not suitable to act in the capacity for which he is employed by Employer or Bank.

           (10)      Employee is convicted of any felony or a crime involving moral turpitude or willfully and intentionally commits a fraudulent or dishonest act.

           (11)      Employee’s willful and intentional disclosure, without authority, of any secret or confidential information concerning Employer or Bank or Employee takes any action which the Board of Directors of Employer or Bank determines, in its sole discretion and subject to good faith, fair dealing and reasonableness, constitutes unfair competition with or induces any customer to breach any contract with Employer or Bank contrary to the best interests of Employer or Bank.

           (12)      Either party breaches a material term or provision of this Agreement.

               (b)       Termination by Employer. Employer, acting through its Board of Directors, may, at its election and in its sole discretion, terminate this Agreement for any reason, or for no reason, by giving not less than thirty (30) days’ prior written notice of termination to Employee, without prejudice to any other remedy to which Employer may be entitled either at law, in equity or under this Agreement; and Employer may give written notice of non-renewal pursuant to Paragraph 1 above. Upon such termination or non-renewal, Employee shall be entitled to receive any employment benefits which shall have accrued prior to such termination and the severance pay specified in subparagraph 16(d) below. If Employer terminates Employee in breach of this Agreement, Employee’s damages shall be limited to payment of the severance in subparagraph 16(d).

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               (c)       Termination by Employee. This Agreement may be terminated by Employee for any reason, or no reason, by giving not less than thirty (30) days’ prior written notice of termination to Employer or by giving sixty (60) days’ prior written notice of non-renewal of this Agreement pursuant to Paragraph 1 above. Upon such termination or non-renewal, all rights and obligations accruing to Employee under this Agreement shall cease, except that such termination or non-renewal shall not prejudice Employee’s rights regarding employment benefits which shall have accrued prior to such termination or non-renewal and any other remedy which Employee may have at law, in equity or under this Agreement, which remedy accrued prior to such termination or non-renewal.

               (d)       Severance Pay – Termination by Employer. In the event of termination or non-renewal by Employer pursuant to Paragraph 16(b) or automatic termination based upon Paragraph 16(a)(1), 16(a)(4) or 16(a)(12) (to the extent of Employer’s breach) of this Agreement, Employee shall be entitled to receive severance pay at Employee’s rate of salary immediately preceding such termination equal to twenty-four (24) months’ salary, payable in installments bi-monthly on the first and fifteenth days of each month. In addition, Employee shall receive as Annual Incentive Compensation the amount paid under the Annual Incentive Plan for the most recently completed calendar year prorated for the number of months during the current calendar year, which Employee worked prior to termination, payable in a lump sum. During such twenty-four (24) month period, Employee shall be entitled to continuation of the group insurance benefits described in Paragraph 14(b) hereof, with the premium costs shared and borne by Employer/Bank and Employee on the basis of the same percentages applicable to all other participating employees.

Notwithstanding the foregoing, the severance pay pursuant to this subparagraph (d) shall commence on the sixtieth (60th) day following Employee’s termination of employment (except that, in the case of non-renewal of a previously renewed term of this Agreement, the severance pay shall commence on the sixtieth (60th) day following the deadline to provide written notice of non-renewal as set forth in Paragraph 1), provided Employee has executed and submitted a release of claims as provided below and the statutory period during which the release may be revoked has expired on or before that sixtieth (60th) day. The initial installment shall include the amounts that would have been paid through such sixtieth (60th) day had installments commenced immediately following termination of employment (or had installments commenced immediately following the deadline for non-renewal, in the case of non-renewal of a previously renewed term.)

Also, notwithstanding the foregoing, if, under the Salary Continuation Plan, the Executive Deferred Compensation Plan, or any other Employer plan or agreement to which Employee is a party, payments are made to Employee prior to or over the course of the severance pay period described in this subparagraph (d) on account of a change in control of Employer or an affiliate of Employer, the severance pay pursuant to this subparagraph (d) shall be reduced, on a dollar for dollar basis, by any such change in

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control payments (provided that, where such change in control payments were made prior to the severance pay period described in this subparagraph (d), the severance pay shall be reduced, on a dollar by dollar basis, by the value of such change in control payments, determined as of the date of termination by Employer pursuant to Paragraph 16(b) or automatic termination based upon Paragraph 16(a)(1), 16(a)(4) or 16(a)(12) (to the extent of Employer’s breach) using actuarial assumptions reasonably determined by Employer). Each installment of any remaining severance pay shall be reduced proportionately for the reduction described in the immediately preceding sentence.

Employee acknowledges and agrees that severance pay pursuant to this subparagraph (d) is in lieu of all damages, payments and liabilities on account of the early termination of this Agreement and the sole and exclusive remedy for Employee terminated at the will of Employer pursuant to Paragraph 16(b) or pursuant to certain provisions of Paragraph 16(a) described herein, and shall be subject to Employee’s execution of a complete release of all claims Employee may have against Employer, its officer, directors, agents, employees, predecessors, successors, parents, subsidiary, and affiliates (“Related Parties”). If upon termination of employment Employee chooses to arbitrate any claims pursuant to Paragraph 18, Employee shall be deemed to have waived Employee’s right, if any, to severance.

               (e)       Severance Pay – Change in Control. In the event of a “change in control” as that term is defined in the Salary Continuation Plan and the Executive Deferred Compensation Plan in effect from time-to-time, any conflict between the provisions of this Agreement and the provisions of the Salary Continuation Plan or the Executive Deferred Compensation Plan shall be resolved in favor of the Salary Continuation Plan or the Executive Deferred Compensation Plan, as applicable.

               (f)       Section 409A Compliance Provisions. For purposes of the severance pay under Paragraph 16(d), Employee will be considered to have experienced a termination of employment on the date of his “separation from service” within the meaning of Code section 409A, treating as a separation from service an anticipated permanent reduction in the level of bona fide services to be performed by Employee for Employer to twenty percent (20%) or less of the average level of bona fide services performed by Employee for Employer over the immediately preceding thirty-six (36) month period (or the full period during which Employee performed services for Employer, if that is less than thirty-six (36) months). All members of Employer’s controlled group (as defined for purposes of Code section 409A) shall be treated as a single employer for purposes of determining whether there has occurred a separation from service and for any other purposes under this Agreement as Code section 409A shall require.

Any payments under Paragraph 16(d) shall be made upon the payment date specified herein, and in no event by later than the last day of the calendar year in which falls such payment date, or, if later, the fifteenth (15th) day of the third (3rd) month following such payment date. The severance pay provisions of Paragraph 16(d) nay not be accelerated or postponed unless such action is in accordance with the requirements, restrictions and limitations of Code section 409A and the Treasury regulations issued thereunder, including the regulations’ restrictions on changing the timing or form of payout of Code section 409A–governed plan benefits and on terminating and liquidating a Code section 409A–governed arrangement.

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17.          Notices. Any notices to be given hereunder by either party to the other shall be in writing and may be transmitted by personal delivery or by U.S. mail, registered or certified, postage prepaid with return receipt requested. Mailed notices shall be address to the parties at the addresses listed as follows:

Employer:	North Valley Bancorp
Attention: Chairman of the Board
300 Park Marina Circle
Redding, California 96001

Employee:	Michael J. Cushman
1940 Inez
Redding, California 96002

With a copy to:	Leo J. Graham, General Counsel
North Valley Bancorp
300 Park Marina Circle
Redding, California 96001

Each party may change the address for receipt of notices by written notice in accordance with this Paragraph 17. Notices delivered personally shall be deemed communicated as of the date of actual receipt; mailed notices shall be deemed communicated as of three (3) days after the date of mailing.

18.          Arbitration. All claims, disputes and other matters in question arising out of or relating to this Agreement or the breach or interpretation thereof, other than those matters which are to be determined by the Employer in its sole and absolute discretion, shall be resolved by binding arbitration before a representative member, selected by the mutual agreement of the parties, of the Judicial Arbitration and Mediation Services, Inc., San Francisco, California (“JAMS”), in accordance with the rules and procedures of JAMS then in effect. In the event JAMS is unable or unwilling to conduct such arbitration, or has discontinued its business, the parties agree that a representative member, selected by the mutual agreement of the parties, of the American Arbitration Association, San Francisco, California (“AAA”), shall conduct such binding arbitration in accordance with the rules and procedures of the AAA then in effect. Notice of the demand for arbitration shall be filed in writing with the other party to this Agreement and with JAMS (or AAA, if necessary). In no event shall the demand for arbitration be made after the date when institution of legal or equitable proceedings based on such claim, dispute or other matter in question would be barred by the applicable statute of limitations. Any award rendered by JAMS or AAA shall be final and binding upon the parties, and as applicable, their respective heirs, beneficiaries, legal representatives, agents, successors and assigns, and may be entered in any court having jurisdiction thereof. The obligation of the parties to arbitrate pursuant to this clause shall be specifically enforceable in accordance with, and shall be conducted consistently with, the provisions of Title 9 of Part 3 of the California Code of Civil Procedure. Any arbitration hereunder shall be conducted in Redding, California, unless otherwise agreed to by the parties.

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19.          Attorneys’ Fees and Costs. In the event of litigation, arbitration or any other action or proceeding between the parties to interpret or enforce this Agreement or any part thereof or otherwise arising out of or relating to this Agreement, the prevailing party shall be entitled to recover his or its costs related to any such action or proceeding and his or its reasonable fees of attorneys, accountants and expert witnesses incurred by such party in connection with any such action or proceeding. The prevailing party shall be deemed to be the party which obtains substantially the relief sought by final resolution, compromise or settlement, or as may otherwise be determined by order of a court of competent jurisdiction in the event of litigation, an award or decision of one or more arbitrators in the event of arbitration, or a decision of a comparable official in the event of any other action or proceeding. Every obligation to indemnify under this Agreement includes the obligation to pay reasonable fees of attorneys, accountants and expert witnesses incurred by the indemnified party in connection with matters subject to indemnification.

20.          Entire Agreement. This Agreement and the Indemnification Agreement between Employer and Employee dated January 1, 2001, supersedes any and all other agreements, either oral or in writing, between the parties with respect to the employment of Employee by Employer and Bank (including but not limited to the Employment Agreement between Employer and Employee dated January 1, 2001, but excluding any agreement between Employer and Employee which is incidental to any Employer Plan identified in Paragraphs 9 through 13 above or to any other employee benefits or plans adopted for all employees of Employer), and contains all of the covenants and agreements between the parties with respect to the employment of Employee by Employer and Bank. Each party to this Agreement acknowledges that no other representations, inducements, promises, or agreements, oral or otherwise, have been made by any party, or anyone acting on behalf of any party, which are not set forth herein, and that no other agreement, statement, or promise not contained in this Agreement shall be valid or binding on either party.

21.          Modifications. Any modification of this Agreement will be effective only if it is in writing and signed by the parties or their authorized representatives.

22.          Waiver. The failure of either party to insist on strict compliance with any of the terms, provisions, covenants, or conditions of this Agreement by the other party shall not be deemed a waiver of any term, provision, covenant, or condition, individually or in the aggregate, unless such waiver is in writing, nor shall any waiver or relinquishment of any right or power at any one time or times be deemed a waiver or relinquishment of that right or power for all or any other times.

23.          Partial Invalidity. If any provision in this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remaining provisions shall nevertheless continue in full force and effect without being impaired or invalidated in any way.

24.          Interpretation. This Agreement shall be construed without regard to the party responsible for the preparation of the Agreement and shall be deemed to have been prepared jointly by the parties. Any ambiguity or uncertainty existing in this Agreement shall not be interpreted against either party, but according to the application of other rules of contract interpretation, if an ambiguity or uncertainty exists.

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25.          Governing Law and Venue. The laws of the United States of America and the State of California, and the rules and regulations of the California Department of Financial Institutions, the Federal Deposit Insurance Corporation, the Office of the Controller of the Currency and the Board of Governors of the Federal Reserve System shall govern the validity, construction and effect of this Agreement.

26.          Payments Due Deceased Employee. If Employee dies prior to the expiration of the term of his employment, any payments that may be due Employee from Employer under this Agreement as of the date of death shall be paid to Employee’s executors, administrators, heirs, personal representatives, successors or assigns.

27.          Opportunity to Consult with Independent Advisors. Employee acknowledges that he has been afforded the opportunity to consult with independent advisors of his choosing including, without limitation, accountants or tax advisors and counsel regarding both the benefits granted to him under the terms of this Agreement and the (i) terms and conditions which may affect Employee’s right to these benefits and (ii) personal tax effects of such benefits including, without limitation, the effects of any federal or state taxes, Code section 280G, and any other taxes, costs, expenses or liabilities whatsoever related to such benefits, which in any of the foregoing instances, Employee acknowledges and agrees shall be the sole responsibility of Employee notwithstanding any other term or provision of this Agreement. Employee further acknowledges and agrees that Employer and Bank shall have no liability whatsoever related to any such personal tax effects or other personal costs, expenses, or liabilities applicable to Employee and further specifically waives any right for Employee, his heirs, beneficiaries, legal representatives, agents, successors and assigns to claim or assert liability on the part of Employer related to the matters described in this Paragraph 27. Employee further acknowledges and agrees that he has read, understands and consents to all of the terms and conditions of this Agreement, and that he enters into this Agreement with a full understanding of its terms and conditions.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above.

EMPLOYER:	EMPLOYEE:

NORTH VALLEY BANCORP,

a California corporation

By: /s/ J.M. "Mike" Wells, Jr.	By: /s/ Michael J. Cushman
J. M. “MIKE” WELLS, JR.	MICHAEL J. CUSHMAN
Chairman of the Board

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